Exhibit 99.2

Provisional results fourth quarter and 2006 financial year*

Océ closes 2006 better than expected

Salient figures	Fourth quarter			Financial year
In million €	2006	2005**	Δ	2006	2005**	Δ
Total revenues	832.1	764.4	8.8%	3,110.3	2,677.3	16.2%
EBITDA	97.4	111.2	–12.4%	306.1	257.0	19.1%
EBITA	55.9	75.9	–26.4%	141.1	130.2	8.4%
Operating income (EBIT)	43.8	70.6	–38.0%	102.2	112.5	–9.1%
Net income	26.7	52.1	–48.7%	57.1	82.2	–30.5%
Normalised operating income	48.7	35.4	37.7%	113.2	77.3	46.4%

In € per share
EBITDA	1.16	1.33	–12.6%	3.65	3.07	18.8%
Net income to holders of ordinary shares	0.28	0.61	–53.5%	0.63	0.93	–31.7%

*	The figures in this report are provisional and unaudited. The report has been prepared on the basis of IFRS. In the 2005 results Océ Imagistics was included as from November 1, 2005; for the 2006 financial year it was included for the full year.
**	Recalculated on the basis of IFRS (see press release dated March 31, 2006 and website www.investor.oce.com).

Highlights

•	Fourth quarter better than expected.

•	Normalised operating income up by 37.7%.

•	Strong positive free cash flow (€ 127 million).

•	Integration of Océ Imagistics completed and synergies achieved.

Comments by CEO Rokus van Iperen:

‘The Strategic Business Unit Wide Format Printing Systems delivered good results in the fourth quarter and for 2006 as a whole. The Strategic Business Unit Digital Document Systems booked a slightly better result in the fourth quarter, but its performance for the full year was lower than expected. This was attributable in particular to delivery and product issues which have meanwhile been almost fully solved. The integration of Imagistics was successfully completed ahead of schedule and the anticipated synergies have been achieved.

Our three strategic thrusts continue to be: increasing our distributive strength, ongoing innovation of our product range and optimising our business processes. Within Digital Document Systems the successful Imagistics model will also be implemented in Europe so as to improve profitability. In addition our product range will consist of a well balanced mix of our own printing systems and printers sourced from third parties. In developing our own products we will focus on high volume and wide format printers.’

Normalised operating income higher

	Fourth quarter		Financial year
In million €	2006	2005	2006	2005
Operating income	43.8	70.6	102.2	112.5
Release from pensions	–2.7	–68.3	–16.5	–68.3
Restructuring and integration costs	6.1	33.1	18.0	33.1

	47.2	35.4	103.7	77.3
Costs of share-based schemes (difference compared to 2005)	–0.3	—	1.1	—
Lease revenues (difference compared to 2005)	1.8	—	8.4	—

Normalised operating income	48.7	35.4	113.2	77.3

Fourth quarter: better than expected

Total revenues in the fourth quarter increased by 8.8% to € 832.1 million. Excluding exchange rate effects the increase amounted to 11.4%. Non-recurring revenues increased by 9.9% (excluding exchange rate effects the increase was 11.7%). Recurring revenues were 8.3% higher (up 11.2% excluding exchange rate effects). In the table on page 9 we give an indication of the development of total revenues after adjustment for the effects of the Imagistics acquisition and exchange rates.

As can be seen from that table, total indicative revenues were 1.4% higher, with non-recurring revenues gaining 2.5% and recurring revenues up by 0.8%.

The gross margin increased by 1.8% from 40.7% to 42.5%. The increase is the result of volume mix effects (0.8%). Hedge results contributed 1.0% to the increase in the gross margin.

Operating expenses were lower as a result of the restructuring operation initiated in 2005. Additionally, exchange rate effects had a positive impact on the development of expenses.

During the quarter € 13 million was capitalised on R&D costs.

This is € 5 million higher than in the third quarter, specifically because of the introduction of the Océ VarioPrint 6250. As a result, relatively higher than normal development costs were incurred in the fourth quarter.

Operating income decreased from € 70.6 million to € 43.8 million.

The normalised operating income, as shown above, provides a better insight into how the business developed.

Normalised operating income increased from € 35.4 million in the fourth quarter of 2005 to € 48.7 million in the fourth quarter of 2006.

Financing expenses in the fourth quarter amounted to € 12.9 million.

Taxes were €4.2 million.

Net income amounted to € 26.7 million (2005: € 52.1 million).

Net income per ordinary share outstanding amounted to € 0.28.

Strategic Business Unit Digital Document Systems: financial results slightly improved

Revenues in the Strategic Business Unit Digital Document Systems (DDS) grew by 12.0% to € 598.5 million. This increase was primarily due to the acquisition of Imagistics (approx. 14%). Exchange rate effects were 2.5% negative.

Non-recurring revenues increased by 13.3%.

After adjustment for exchange rate effects (–1.7%) and acquisition effects non-recurring revenues increased by approx. 1.5%. This increase has to be compared with what was also a very strong fourth quarter in 2005.

Recurring revenues increased by 11.4%. After taking into account the revenues that resulted from the acquisition of Imagistics and the effects of exchange rates (–2.9%) recurring revenues remained stable compared to the fourth quarter of 2005. The trend in recurring revenues excluding currency effects shows an improvement on a year-on-year basis (2006: – 0.5%; 2005: –3.8%).

The operating income (EBIT) of DDS amounted to € 20.1 million (2005: € 40.5 million).

Normalised EBIT was € 25.2 million (2005: € 19.0 million).

The integration of Océ Imagistics within Océ North America has been completed. Imagistics delivered a solid financial performance.

The business synergies of € 5 million planned for 2006 have been realised. The cost savings achieved during 2006 amounted to € 12 million, which was higher than anticipated.

Strategic Business Unit Wide Format Printing Systems: another strong quarter

In the Strategic Business Unit Wide Format Printing Systems (WFPS) revenues grew by 1.5% to € 233.6 million. Excluding exchange rate effects, revenues were 4.0% higher.

Non-recurring revenues increased by 2.4% (excluding exchange rate effects, by 4.4%). This increase in revenues was due in particular to our success in selling colour machines and the ongoing updating of our innovative black and white printers. Recurring revenues also developed well and increased by 1.0% (excluding exchange rate effects, by 3.4%).

Revenues from service contracts, toner and ink as well as total revenues in the Imaging Supplies business group showed healthy growth.

Operating income amounted to € 23.7 million (2005: € 30.1 million). The normalised operating income increased from € 16.4 million to € 23.5 million.

Thanks to successful black and white and colour products Océ has succeeded in gaining market share in Technical Document Systems. Particularly in the colour market the Océ TCS300 and Océ TCS500 have been very successful.

Provisional results 2006 financial year

Total revenues in 2006 increased by 16.2%. Excluding acquisition and exchange rate effects the increase was 0.3%.

Non-recurring revenues were up by 14.9%. This growth in revenues was due entirely to the acquisition of Imagistics.

Recurring revenues increased by 16.7%. Excluding acquisition effects (15.6%) and exchange rate effects the increase amounted to 0.8%.

The gross margin amounted to 42.1% (2005: 41.5%). This margin increase resulted from the acquisition of Imagistics.

Operating expense as a percentage of total revenues amounted to 38.8%. During 2006 a total amount of € 25 million net was capitalised on R&D costs.

With effect from December 1, 2005 the gross margin and operating expenses of Océ Imagistics have been reported in line with those of the Océ Group (see page 11).

The operating income for the year 2006 was € 102.2 million (2005: € 112.5 million).

EBITDA amounted to € 306.1 million, an increase of 19.1% compared to 2005 (€ 257.0 million).

Net income went down from € 82.2 million to € 57.1 million.

Net income per ordinary share amounted to € 0.63 (2005: € 0.93).

Strategy 2007-2010

Océ offers customers a complete spectrum of innovative products and services consisting of a well balanced mix of products it has developed itself and high quality products sourced from third parties.

Our direct sales and service organisation, together with carefully selected distributors, ensure that service to each customer is optimal.

The strategy is focused on value creation through growth. The three strategic thrusts aimed at achieving profitable growth are: distributive strength, competitive products and the optimisation of business processes. Océ has various operational excellence projects for the optimisation and harmonisation of business processes as well as the supporting ICT and the optimisation of working capital. The aim of these projects is a cost reduction of € 75 million to € 100 million in 2010 compared to the cost level in 2006.

Digital Document Systems

To improve the competitive position of DDS the concept of the balanced product mix will be fine-tuned further in the years ahead. More than in the past, third-party (OEM) products will be included in the range. This model is already being applied in the United States by Océ Imagistics and will also be rolled out in Europe during 2007. In this way Océ will be able to offer the customer the best possible product range. Partly thanks to the use of open architecture software developed by the company itself and marketed under the PRISMA brand, the fleet of installed printers will link up seamlessly with the customer’s document requirements and will be constantly brought into line with the evolving needs. Our integrated workflow software is also compatible with OEM systems and those of our competitors.

In combination with the increase in our distributive strength, this strategy will lead to the required growth in the fleet of installed machines and the related improvement in the degree of capacity utilisation of the service organisation, particularly for the Corporate and Commercial Printing Systems business groups.

Océ Business Services will further strengthen this model by offering an integrated concept that will guarantee that the customer is provided with the best possible service in the area of documents and document management.

Wide Format Printing Systems

In WFPS the distributive strength will be further boosted by expanding both the direct and the indirect sales channels in Asia. In WFPS, too, the balanced product mix concept will be applied, specifically in Display Graphics.

Financial objectives

The financial objectives for the 2007-2010 period are an average organic revenues growth of at least 5% per year, maintaining the level of the relative gross margin and a Return on Capital Employed (RoCE) of at least 13% by 2010.

Balance sheet and cash flow

The balance sheet total at the end of 2006 amounted to € 2,652 million. Due to exchange rate changes and a reduction of the working capital, total assets decreased by € 195 million compared to the 2005 year end. Net Capital Employed (excluding cash) was € 161 million lower at the end of 2006 compared to the end of 2005.

The development of the balance sheet has made a substantial contribution to free cash flow, which amounted to € 127 million in the fourth quarter and € 119 million for the full year.

Proposed dividend for 2006: € 0.58 per ordinary share

Océ proposes to shareholders that the dividend for 2006 be maintained at € 0.58 per ordinary share of € 0.50 nominal. If this proposal is accepted, the final dividend per ordinary share for 2006 will amount to € 0.43 in cash. The interim dividend for 2006 amounted to € 0.15 per ordinary share.

April 19, 2007: General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on April 19, 2007 in Venlo.

The agenda for the meeting will be published on March 15, 2007. The annual report will be available on-line as from February 1, 2007 on the website: www.investor.oce.com

Outlook 2007

We will continue to implement our strategy of expanding distribution strength, launching innovative new products and optimising our business processes.

We are convinced that this strategy will enable us to create significant value for our customers, employees and shareholders.

At the moment the Board of Executive Directors is not making a prediction of the 2007 full year results.

Board of Executive Directors Océ N.V.

January 15, 2007

For further information:

Investor Relations:

Pierre Vincent / Carlo Schaeken

Investor Relations

Venlo, The Netherlands

Telephone +31 077 359 2240,

E-mail investor@oce.com

Press:

Jan Hol

Senior Vice President

Corporate Communications

Venlo, The Netherlands

Telephone +31 77 359 2000

E-mail jan.hol@oce.com

Consolidated Statement of Operations

Period December 1, 2005 to November 30, 2006*	Fourth quarter		Financial year
In million €	2006 IFRS	2005 IFRS	2006 IFRS	2005 IFRS
Total revenues	832.1	764.4	3,110.3	2,677.3
Cost of sales	–478.6	–453.1	–1,801.1	–1,566.6
Gross margin	353.5	311.3	1,309.2	1,110.7
Selling and marketing expenses	–183.1	–162.9	–712.6	–617.7
Research and development expenses	–53.8	–48.1	–225.0	–234.8
General and administrative expenses	–72.8	–29.7	–269.4	–145.7

Operating expenses	–309.7	–240.7	–1,207.0	–998.2
Operating income	43.8	70.6	102.2	112.5
Financial expenses (net)	–12.9	–8.0	–46.0	–18.6
Share in income of associates	—	0.2	0.5	0.6
Income before income taxes	30.9	62.8	56.7	94.5
Income taxes	–4.2	–10.7	0.4	–12.3
Net income	26.7	52.1	57.1	82.2
Net income attributable to
Shareholders	24.5	51.5	55.0	79.9
Minority interest	2.2	0.6	2.1	2.3

Net income	26.7	52.1	57.1	82.2

Free cash flow	127.2	–520.1	118.5	–507.5

Average number of ordinary shares outstanding (x 1,000)	83,974	83,762	83,899	83,698

Per ordinary share in €
Net income attributable to holders of ordinary shares	0.28	0.61	0.63	0.93

*	Reconciliation gross margin and operating expenses after reallocation of the costs of Océ Imagistics see page 11

Consolidated Balance Sheet

	End of financial year	Opening balance	End of financial year
In million € before net income appropriation	2006 IFRS	2006 IFRS	2005 IFRS
Assets
Intangible fixed assets	548	562	562
Property, plant and equipment	428	455	455
Rental equipment	112	124	124
Investment in associates	2	1	1
Deferred income tax assets	84	124	121
Available for sale financial assets	9	10	—
Derivative financial instruments	7	9	—
Trade and other receivables	209	209	210
Other financial assets	—	—	18

Total non-current assets	1,399	1,494	1,491

Inventories	341	363	363
Derivative financial instruments	10	6	—
Trade and other receivables	729	791	790
Current income tax receivables	79	60	60
Cash and cash equivalents	85	143	143

Total current assets	1,244	1,363	1,356

Non-current assets held for sale	9	10	—

Total assets	2,652	2,867	2,847

Equity and liabilities

Equity attributable to shareholders	684	648	711
Minority interest	37	—	37

Total equity	721	648	748

Borrowings	533	333	227
Derivative financial instruments	5	—	—
Retirement benefit obligations	421	433	433
Trade and other liabilities	15	6	6
Deferred income tax liabilities	97	65	65
Provisions for other liabilities and charges	54	54	54

Total non-current liabilities	1,125	891	785

Borrowings	180	669	669
Derivative financial instruments	4	16	—
Current income tax liabilities	2	4	4
Trade and other payables	591	585	587
Provisions for other liabilities and charges	29	54	54

Total current liabilities	806	1,328	1,314

Total equity and liabilities	2,652	2,867	2,847

Changes in shareholders’ equity

	Financial year	Financial year
In million €	2006 IFRS	2005 IFRS
Balance at November 30, 2005 and 2004 respectively	711	714

Transition to IFRS (excluding IAS 32 and IAS 39)	—	–70
Transition to IAS 32 and IAS 39	–63	—

Balance at December 1, 2005 and 2004 respectively	648	644

Net income attributable to shareholders	55	80
Dividend	–51	–50
Share-based compensation	6	4
Purchase of treasury shares	—	–2
Reclassification of financing preference shares	59	—
Cash flow hedges	10	—
Currency translation differences	–43	35

Balance at November 30, 2006 and November 30, 2005 respectively	684	711

Indicative revenues growth (excluding exchange rate effects and acquisitions)

	Fourth quarter	Financial year
As percentage	2006	2006
Non-recurring revenues
Digital Document Systems	1.5	–4.5
Wide Format Printing Systems	4.4	6.5

Total	2.5	–0.9

Recurring revenues
Digital Document Systems	—	–0.5
Wide Format Printing Systems	3.4	3.3

Total	0.8	0.8

Revenues growth
Digital Document Systems	0.5	–1.5
Wide Format Printing Systems	3.7	4.3

Total	1.4	0.3

Consolidated Cash Flow Statement

Period December 1, 2005 to November 30, 2006 in million €	Financial year 2006 IFRS	Financial year 2005 IFRS
Income before income taxes	57	94
Adjustments for:
Depreciation and amortisation	204	144
Impairment	—	1
Share-based compensation	2	1
Share in income of associates	–1	–1
Other	—	—
Changes in provisions, rental equipment and working capital:
Retirement benefit obligations	–9	–65
Provision for other liabilities and charges	–22	16
Other provisions (for inventories, finance lease and trade receivables)	28	21
Rental equipment	–67	–49
Inventories	–9	16
Finance lease receivables	–13	6
Trade and other receivables (excluding finance lease receivables)	–9	–24
Trade and other liabilities	32	23
Income taxes	45	–20

Cash flow from investing activitities	238	163

Investment in intangible assets	–64	–15
Investment in property, plant and equipment	–83	–97
Divestment in intangible assets	—	—
Divestment in property, plant and equipment	8	11
Change in other non-current assets	1	—
Change in investments in associates	—	1
Sale finance lease portfolio	38	66
Sale/acquisitions (net of cash)	–19	–637

Cash flow from investing activitities	–119	–671

Free cash flow	119	–508

Proceeds from non-current borrowings	532	18
Repayments of non-current borrowings	–264	–240
Change in current borrowings	–496	616
Dividend	–51	–52
Change in equity related to shares	60	2
Change in minority interest	34	–3

Cash flow from financing activities	–185	341

Translations differences	8	–3

Changes in cash and cash equivalents	–58	–170

With effect from December 1, 2005 the gross margin and operating expenses of Océ Imagistics have been reported in line with those of the Océ Group. An overview of the quarterly effects is given below. Revenues and operating income remain unchanged; gross margin and operating expenses have changed by equal amounts that compensate each other. The Annual Report 2006 and the press releases as from the first quarter of 2007, will be based on Océ reporting.

Reconciliation gross margin and operating expenses after reallocation of the costs of Océ Imagistics

In million €/%	1st quarter Annual Report	1st quarter Press release	2nd quarter Annual Report	2nd quarter Press release	3rd quarter Annual Report	3rd quarter Press release	4th quarter Annual Report	4th quarter Press release
Total revenues	754.1	754.1	783.6	783.6	740.6	740.6	832.1	832.1
Cost of sales	440.7	430.6	470.0	460.0	441.7	432.0	488.8	478.6

Gross margin	313.4	323.5	313.6	323.6	298.9	308.6	343.3	353.5
	41.6	42.9	40.0	41.3	40.4	41.7	41.3	42.5
Selling and marketing expenses	180.9	174.2	194.3	187.7	174.0	167.6	189.7	183.1
Research and development expenses	60.6	60.6	58.1	58.1	52.5	52.5	53.8	53.8
General and administrative expenses	48.2	65.0	43.2	59.8	55.7	71.8	56.0	72.8

Operating expenses	289.7	299.8	295.6	305.6	282.2	291.9	299.5	309.7

	38.5	39.8	37.7	39.0	38.1	39.4	36.0	37.2
Operating income	23.7	23.7	18.0	18.0	16.7	16.7	43.8	43.8
	3.1	3.1	2.3	2.3	2.3	2.3	5.3	5.3

The terms EBITA and EBITDA are terms used in the press release as explanation of accounting results.

EBITA and EBITDA

EBITDA	Fourth quarter		Financial year
in million €	2006	2005	2006	2005
EBIT	43.8	70.6	102.2	112.5
Amortisation	12.1	5.3	38.9	17.7
EBITA	55.9	75.9	141.1	130.2
Depreciation	41.5	35.3	165.0	126.8
EBITDA	97.4	111.2	306.1	257.0

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the annual report for 2005, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Océ N.V.

P.O. Box 101, 5900 MA Venlo,

The Netherlands

Telephone (+31) (0) 77 3592240

Telefax (+31) (0) 77 3595436

Océ on Internet:

investor.oce.com

E-mail: info@oce.com

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